 Exhibit 99.1

First Mining Provides Update on 2024 Exploration Program at the Duparquet Gold Project

Phase 3 Drilling and Regional Systematic Data Capture Programs Underway

VANCOUVER, BC, May 1, 2024 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce its 2024 exploration program plans at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in the Abitibi region of Quebec, Canada. The Company has now commenced activities on its 12,000 m drilling program, as well as a series of property-wide regional programs focused on geophysical, LiDAR, and field surveys covering its 19 km, 5,800 hectare property position surrounding a key portion of the Destor-Porcupine Fault Zone. The Duparquet Project currently hosts a gold resource base of 3.44 Moz Measured and Indicated grading 1.55 g/t Au and 2.64 Moz Inferred grading 1.62 g/t Au.  First Mining completed a Preliminary Economic Assessment ("PEA") on the Project in 2023 (see news release dated September 7, 2023 and October 23, 2023).

"We are very excited to expand our exploration program for 2024 at Duparquet at a time when sizable gold development projects are becoming increasingly important to our sector," stated Dan Wilton, CEO of First Mining. "Relative to last year, we have increased our exploration budget at Duparquet in 2024 as we believe the existing resource base is just the starting point of the potential upside here at Duparquet.  Along with our Springpole Gold Project and exploration potential in Ontario, First Mining continues to demonstrate significant exposure to the gold exploration and development market with near-term catalysts on the horizon."

Highlights for the 2024 Exploration Program include:

  An increased drilling program of scale targeting a total 12,000 m testing priority areas developed from 2023 inaugural exploration programs including the Buzz Zone, North Zone Extension, and Valentre Target Area.
  A project-wide airborne geophysical and lidar survey partnered with leading industry group ALS Goldspot Discoveries Ltd.
  Completion of an on-site exploration planning session evolving geoscience strategies and targeting, involving a team of in house geoscientists, strategic advisors and industry consultants.
  Initiation of an extensive 3-dimensional property wide geological modelling project, advancing both regional development opportunities and areas favoured for exploration discovery potential.
  Near term releasing of Phase II-B winter drilling results.

First Mining's 2024 exploration strategy is focused on further advancing resource confidence, extension and discovery level targets on the approximately 6,000 hectare Duparquet Project covering 19 km of favourable strike along the Destor-Porcupine Fault Zone.

2024 Duparquet Exploration Program Outlook

The 2024 program at the Duparquet Project aims to build on the successes and insights gained from the 2023 campaigns, with a continued focus on growth opportunities within the current mineral resource and new discoveries on the property package. Exploration targets (Figure 1) are well defined and are known to encompass diverse mineralization styles throughout the project area.  First Mining has placed a focus on the exploration potential surrounding higher-grade settings and opportunities that could deliver up front development synergies with existing well-defined resources.

Figure 1: Top brownfields and regional targets from 2023 phase I and II drilling (CNW Group/First Mining Gold Corp.)

Drilling commenced in February 2024 completing the Phase II winter drilling through a seven-hole, 2,856m drill program which targeted favourable exploration areas within the North Zone as well as the Rex area, a regional brownfields opportunity from the 2023 field campaign. Assay results are now returning for the Phase II drill program.

First Mining will commence with the Phase III drilling campaign, airborne magnetic and LiDAR surveys as well as a property wide expanded 3D geological and target model in Q2 2024. The Phase III exploration strategy focuses on three key objectives: unlocking significant brownfields opportunities that aim to identify higher-grade zones, targeted resource opportunities that support resource development optimization initiatives and conducting field work campaigns aimed at greenfield target development and evaluation for new discoveries.

The first component of the Phase III – 9,000m drilling program will focus on the tier 1 exploration opportunities highlighted by recent exploration programs. The program will start immediately with drill testing the target extension opportunities at the Buzz Zone (see news release dated September 5, 2023) which returned 6.52 g/t Au over 4.6 m and further work indicates that this target has significant potential to add ounces to the Duparquet resource. Drilling will also be conducted at the Valentre target that returned 1.71 g/t Au over 8.9 m, including 5.11 g/t Au over 1 m, and 1.29 g/t Au over 7.6 m, including 3.3 g/t Au over 1.8 m in drill hole DUP23-006 (see news release dated January 9, 2024).

Follow up work at the Valentre target is indicative of an opportunity to extend the mineralization in all directions, including at surface as well as along strike. This work is envisioned to support positive optimization trade offs in the area of Central Duparquet. The drilling completed at the CDHG target which returned 2.73 g/t Au over 6.15 m supports early geoscience modelling of higher-grade shoots that extend down plunge within the area which we aim to further validate through follow-up drilling in 2024. This target area also has an ability to contribute meaningful near-term resource growth potential and elevated confidence to the Central Duparquet area.

Field work campaigns are also being immediately initiated, commencing with a high resolution geophysical airborne magnetic gradient and LiDAR survey in the second quarter. First Mining has partnered with ALS Goldspot Discoveries Ltd (Goldspot) to conduct a property wide airborne program following a recent gap analysis study. The program consists of a high-resolution geophysics program that will be flown with Goldspot's M-PASS platform with data to be integrated with select 2022 high resolution geophysical survey data collected over a portion of the Project area previously (Figure 2). New data acquisition, coupled with industry leading post-survey processing, will further define and resolve resource and exploration detail while assisting in development support for the full scale project area.

Figure 2: 2024 Airborne Magnetic Geophysics and LiDAR program area of interest (AOI) and 2022 Airborne geophysical survey that will be included in data integration and levelling to support further target development (CNW Group/First Mining Gold Corp.)

In addition, First Mining has also partnered with BBA Engineering to develop a robust, Duparquet property wide 3D litho-structural geological model to further advance current data and refine future exploration drilling integration. Since First Mining acquired the project, a focused 3D model was developed around the main Duparquet resource area and advancing targeting on the basis of a fully integrated geological model has proven valuable and provided First Mining with a strong foundation to interrogate the model and define targets that can be drill tested with high confidence. Following the 2023 Mineral resource updates at Pitt and Duquesne, the Company is now working on expanding the geological model to cover the full extents of the project, totalling a 42 km² model (Figure 3).

Figure 3: Duparquet Geological model extent and the extent to which the model will be expanded to cover full project tenure (CNW Group/First Mining Gold Corp.)

Having a robust geological model that is developed on a strong foundation of geoscientific data collected over the project's life span, integrated into one unified geological model and integrated with the known mineral resource centres supports regional target development outside of the main, traditional Beattie syenite hosted resource along the prolific Destor-Porcupine Fault ("DPFZ") which is known to have diverse styles of mineralisation.

Mapping and prospecting campaigns will be supported with the strong diversity of integrated geoscience programs ongoing. First Mining will focus on following up exciting regional field targets developments while continuing systematic geological characterization of the gold resources and priority exploration target areas being advanced for drilling.  Geoscience teams are now active on the project with envisioned field programming to continue through to the fall period.

Figure 4: Current Regional Targets Across Duparquet Gold Project Land Tenure (CNW Group/First Mining Gold Corp.)

"We are looking forward to the outcomes of the exploration year ahead, especially on the back of recent high value drilling and new data acquisition phases including geophysics campaigns. We see tremendous value in moving the Duparquet Project forward with good pace while yielding high quality outcomes," stated James Maxwell, VP Exploration and Project Operations. "Our in-house team at Duparquet is growing just as much as our excitement for the Phase III program and our local personnel and local contractors are looking forward to starting these next phases with safe and effective execution."

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project totals approximately 5,800 hectares focused along an area of 19 kilometres of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits. In 2023, First Mining completed a positive PEA for the Project that will guide phased optimization and advancement moving forward.

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2023 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or and analysis in Thunder Bay, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

Louis Martin, P.Geo., Senior Geologic Consultant of First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects, and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 01-MAY-24